UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Infusive US Trust (the “Trust”)

3.	Securities and Exchange Commission File No.: 811-23426

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application           ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

60 East 42nd Street

New York, New York 10165

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Brett Whitley

Chief Compliance Officer

60 East 42nd Street

New York, New York 10165

(646) 585-9612

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Infusive Asset Management Inc.

60 East 42nd Street

New York, New York 10165

(844) 994-7762

(Advisor related records)

The Bank of New York Mellon

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Fund Administrator, Custodian, Accounting Agent and Transfer Agent related records)

ALPS Distributors, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

(844) 994-7762

(Distributor related records as former distributor)

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

(866) 251-6920

(Distributor related records)

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end           ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Infusive Asset Management Inc.

60 East 42nd Street

New York, New York 10165

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes           ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes           ☐ No

If Yes, state the date on which the board vote took place:

May 24, 2022

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes           ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Article X, Section 3 of the Trust’s Declaration of Trust dated July 10, 2018 states, in relevant part, that “the Trustees may, without Shareholder vote or approval . . . at any time sell and convert into cash all or substantially all of the assets of the Trust or Assets belonging to any affected Series.” Section 3 further states that the “Trustees or Trust or Series shall provide written notice to affected Shareholders of any [such] transaction.” Notice of the liquidation was provided to Shareholders in a prospectus supplement that was filed with the SEC on May 31, 2022.

The Declaration of Trust further states, in relevant part, that “[u]pon making reasonable provision for the payment of all known Liabilities of the Trust or any affected Series, as the case may be . . . the Trustees shall distribute the remaining proceeds or assets (as the case may be) ratably among the Shareholders of the Trust or such affected Series” and “[u]pon completion of the distribution of the remaining proceeds or assets . . . the Trust or affected Series, as the case may be, shall dissolve and the Trustees and the Trust shall be discharged of any and all further liabilities and duties hereunder with respect thereto and the right, title and interest of all parties therein shall be canceled and discharged. Upon dissolution of the Trust, following completion of winding up of its business and affairs, the Trustees shall cause a certificate of cancellation of the Trust’s certificate of trust to be filed in accordance with the Delaware Act, which certificate of cancellation may be signed by any one Trustee. Upon completion of the foregoing, the Trust or any affected Series, as the case may be, terminates.”

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes           ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

June 21, 2022

(b)	Were the distributions made on the basis of net assets?

☒ Yes           ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes           ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes           ☒ No

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes           ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes           ☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes           ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐Yes           ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes           ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes           ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $30,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): Tax filing fees $5,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $35,000

(b)	How were those expenses allocated?

All expenses associated with the liquidation and termination of the sole fund series of the Trust and the termination of the Trust were allocated to the Trust.

(c)	Who paid those expenses?

All expenses associated with the liquidation and termination of the sole fund series of the Trust and the termination of the Trust were paid by the investment adviser to the Trust, Infusive Asset Management Inc.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes           ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes           ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes           ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	State the name of the fund surviving the Merger:

(a)	State the Investment Company Act file number of the fund surviving the Merger:

(b)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(c)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Infusive US Trust, (ii) is the Treasurer & Principal Financial Officer, Chief Compliance Officer, and Anti-Money Laundering Officer and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Brett Whitley, Treasurer & Principal Financial Officer, Chief Compliance Officer, and Anti-Money Laundering Officer